UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 7

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Globex Utilidades S.A.
 (Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brazilian Distribution Company
(Name of Person(s) Furnishing Form)

     Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

     Daniela Sabbag Av.
Brigadeiro Luiz Antonio
3126 São Paulo, SP 01402-901
Brazil
+55-11-3886-0421
     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 4, 2010
(Date Tender Offer/Rights Offering Commenced)

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PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1	Non-binding English translation of Notice to the Market relating to the tender offer results, dated February 9, 2010.

Item 2. Informational Legends

Companhia Brasileira de Distribuição has included the legend required by Rule 802(b) on the outside cover page of the non-binding English translation of Notice to the Market relating to the tender offer results, dated February 9, 2010.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Brazilian Distribution Company with the Securities and Exchange Commission on July 8, 2009.

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PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Companhia Brasileira de Distribuição

By:	/s/ Enéas César Pestana Neto

Name: Enéas César Pestana Neto
Title: Chief Operating Officer

By:	/s/ Daniela Sabbag

Name: Daniela Sabbag
Title: Investor Relations Officer

Date: February 10, 2010

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Exhibit 99.1

NOTICE TO US SHAREHOLDERS:

THE OFFER IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE US FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE US SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A US COURT'S JUDGMENT.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
PUBLICLY-HELD COMPANY
Corporate Taxpayers’ Number CNPJ/MF 47.508.411/0001 -56

NOTICE TO THE MARKET

Result of the Public Tender Offer for the acquisition of shares issued by Globex Utilidades S.A.

São Paulo, February 9, 2010. Companhia Brasileira de Distribuição (“CBD” or the “Offeror”) hereby announces the result of the tender offer auction for the acquisition of common shares issued by Globex Utilidades S.A. (“Globex” or the “Subject Company”), resulting from the sale of Globex’s control and, in addition, as a consequence of the increase in the interest held by the Offeror in the voting capital of Globex (the “PTO”), under Sections 254-A and 4, Paragraph 6, of Law 6,404, dated December 15, 1976, as amended (the “Brazilian Publicly-Held Company Law”) and pursuant to the rules set forth by the Brazilian Securities Commission (“CVM”) Instruction number 361, dated March 5, 2002, as amended (“CVM Instruction 361”).

The Offeror informs that, as a result of the PTO auction held on February 3, 2010, the Offeror acquired 4,102,220 common shares issued by Globex, representing approximately 3.3% of the Globex’s corporate capital. In light of the shares acquired through the PTO CBD now holds 98.32% of Globex’s corporate capital.

Considering that all of the shareholders who have adhered to the PTO opted for the Mixed Payment Option, which entitles them to receive payment both in reais and in class B preferred shares issued and owned by CBD (the “Class B Preferred Shares”), the Offeror shall pay to the shareholders adhering to the PTO the total amount of R$28,428,390.52 and 137,014 Class B Preferred Shares on February 10, 2010, the PTO clearing date.

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The Class B Preferred Shares shall be converted into Class A preferred shares issued by the Offeror (the “Class A Preferred Shares”) according to the schedule in item 6.5 of the PTO Notice, and, as per item 1.6.1.3 of the PTO Notice, considering that the first and second conversion dates have already elapsed, 60% of the Class B Preferred Shares delivered as payment for the PTO shall already be converted into Class A Preferred Shares on February 17, 2010.

According to item 1.61.4 of the PTO Notice and to item 2.4 of CBD’s Notice to Shareholders dated July 6, 2009, on February 17, 2010, we will calculate and disclose any differences between the weighted average price per share, based on the volume traded on each trading day, on the 15 BM&FBOVESPA trading days immediately preceding each conversion date, and the amount equivalent to forty Brazilian reais (R$40.00), adjusted in accordance with the CDI Index variation as of June 7, 2009 until each respective Restriction Period’s release date.

CBD’s Investors Relations Department is available for any clarifications on the matters concerning the object of this Press Release on telephone +55 (11) 3886-0421 or via e-mail through gpa.ri@grupopaodeacucar.com.br.

São Paulo, February 9, 2010.

DANIELA SABBAG
Investors Relations Officer

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